Exhibit 99.1

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053 www.immuron.com ABN: 80 063 114 045 Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735 Immuron CEO, Steven Lydeamore to present at AusBioInvest Melbourne, Australia, October 27 , 2022 : Immuron Limited (ASX : IMC ; NASDAQ : IMRN), an Australian based and globally integrated biopharmaceutical company that has developed two commercially available oral immunotherapeutic products for the treatment of gut mediated diseases ; is pleased to provide a copy of the presentation being made today in Perth at AusBioInvest 2022 by our Chief Executive Officer, Steven Lydeamore . This release has been authorised by the directors of Immuron Limited. - - - END - - - COMPANY CONTACT: Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

Page 2 of 2 About Immuron Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. About Travelan® Travelan ® is an orally administered, over the counter immune supplement that can be taken to reduce the risk of diarrhea and reduce the symptoms of minor gastrointestinal disorders . Travelan ® helps to support a healthy digestive system by supporting the gut’s immune defenses, whether you are travelling or at home . Travelan ® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea - causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea . In Australia, Travelan ® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709 ) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro - intestinal disorders and is antimicrobial . In Canada, Travelan ® is a licensed natural health product (NPN 80046016 ) and is indicated to reduce the risk of Travelers’ Diarrhea . In the U . S . , Travelan ® is sold as a dietary supplement for digestive tract protection . About Travelers’ diarrhea Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating and fever . Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role . Campylobacter spp . are also responsible for a significant proportion of cases . The more serious infections with Salmonella spp . the bacillary dysentery organisms belonging to Shigella spp . and Vibrio spp . (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable . For more information visit : http : //www . immuron . com FORWARD - LOOKING STATEMENTS : This press release may contain “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 , each as amended . Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts . Forward - looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value . Factors that could cause actual results to differ materially from those currently anticipated include : risks relating to our growth strategy ; our ability to obtain, perform under and maintain financing and strategic agreements and relationships ; risks relating to the results of research and development activities ; risks relating to the timing of starting and completing clinical trials ; uncertainties relating to preclinical and clinical testing ; our dependence on third - party suppliers ; our ability to attract, integrate and retain key personnel ; the early stage of products under development ; our need for substantial additional funds ; government regulation ; patent and intellectual property matters ; competition ; as well as other risks described in our SEC filings . We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law .

1 1 INVESTOR PRESENTATION 27 OCTOBER, 2022 Steven Lydeamore - CEO NASDAQ: IMRN ASX: IMC ersonal use only

2 Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections . Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements . Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology . As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements . The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made . Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority . SAFE HARBOR STATEMENT only

EXECUTIVE SUMMARY

Immuron Ltd (ASX:IMC) (NASDAQ:IMRN) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Company Overview

- Two commercially available oral immunotherapeutic products – Travelan® and Protectyn®
- Three pipeline assets in four clinical programs
- Market capitalisation of $19.4 million as of 21 October 2022 with cash and cash equivalates balance of $22.1 million as of 30 June 2022

Business Update

- Refreshed corporate structure including three key hires - Steven Lydeamore as CEO, Flavio Palumbo as Chief Commercial Officer and Joanne Casey as R&D Manager
- Flagship product Travelan® once again in demand as global travel rebounded post lockdowns; global sales increased 431% in FY22
- Addressable market continues to grow as Immuron expands its distribution capability in FY23
- Platform Technology: capable of producing highly specific orally active immunoglobulins to any enteric pathogen
- Completing an assessment of the entire product portfolio, target markets, competitive advantage and, growth drivers
- Pursuing organic growth and M&A to expand commercial product sales within existing and new geographies and to increase product offering
- Signed subscription and option agreement with leading gut health biotech, Ateria Health who recently launched ground-breaking Juvia™ for irritable bowel syndrome (IBS)

Outlook

- Strong balance sheet supporting refreshed organic growth strategy and new M&A strategy. Strategic investment in Ateria Health is the first milestone in this journey.
- US Department of Defense grant of US$4.45 million to examine a dosing regimen for Travelan® (IMM-124E) more suited for use by the military; set to file FDA IND and initiate a clinical trial this financial year

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STATUS OF PRODUCT PORTFOLIO AND KEY MILESTONES

- The business is completing an assessment of the entire product portfolio, target markets, competitive advantage and, key growth drivers
- US Department of Defense grant of US$4.45 million to examine a dosing regimen for Travelan® more suited for use by the military
    - US based Pharmaron appointed as CRO
    - IMM-124E (Travelan®) IND is anticipated to be filed with the FDA in 2H2022 and trial initiation in 1H2023
- Market evaluation is being undertaken before initiating further trials of IMM-529 for *Clostridioides difficile*
- Uniformed Services University is anticipated to commence in 1H2023 a randomized clinical trial with Travelan® to evaluate the effectiveness for prophylaxis during deployment or travel to a high traveler's diarrhea risk region
- Naval Medical Research Center is on clinical hold for the proposed trial of CampETEC in campylobacter and enterotoxigenic *E.coli (ETEC)*

Immuron's Clinical Programs

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E Travelan®	Traveler's Diarrhea ETEC challenge	immuron			
IMM-529	*Clostridioides difficile* Infection & Recurrence	immuron			

Our Partners' Clinical Programs

Compound or brand name	Partner	Phase I	Phase II	Phase III	Market
Travelan® & Florastor®		Uniformed Services University			
CampETEC		Naval Medical Research Center			

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IMMURON'S CLINICAL PROGRAMS – OPPORTUNITY ASSESSMENT

Lumanity* Opportunity Assessment for IMM-124E

- Immuron's development of IMM-124E (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need
- Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea.
- If similar efficacy targets are reached, PCPs would recommend IMM-124E to travelers going to the highest risk areas (e.g., rural Central America/Asia/Africa).
- Based on the estimated market size and pricing, the base case yearly revenue for IMM-124E is projected at $102M. Reaching the higher efficacy goals could broaden use.

Lumanity Opportunity Assessment for IMM-529

- Infectious disease experts reacted favorably to the IMM-529 MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B
- Non-microbiome approaches (such as IMM-529) are still appealing to experts, who noted that clinical trial efficacy (reduction in relapse rate) and cost/access will be the key drivers of clinical use in recurrent patients, not mechanism of action
- Non-microbiome approaches (such as IMM-529) are appealing to experts, who noted that targeting patients with primary disease, clinical trial efficacy (reduction in relapse rate) and cost/access will be the key drivers of clinical use in patients presenting with CDI.
- Based on the estimated market size, anticipated payer restrictions, pricing, and competition, base case yearly revenue for IMM-529 is projected at $93M

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E - Travelan®	Traveler's Diarrhea ETEC challenge	immuron			
IMM-529	*Clostridioides difficile* Infection & Recurrence	immuron			

- Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our-story/

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ADDRESSABLE MARKET & INDUSTRY OVERVIEW

~$15b+

Immuron's products are a subset of the global digestive health market, which a multi-billion-dollar market*

Ateria strategic investment establishes Immuron's position in the large and growing IBS market which is complementary to Travelan®; both products focused on gut health

~7% CAGR

Travelers diarrhea treatment market is large and growing at a CAGR of ~7% over 2019-2022*

Travelan® has large market potential given that acute diarrhea affects millions of travelers each year

$83m

Based on US annual travel numbers and a penetration rate of 15%, **the market potential for Travelan® is estimated at $83m****

$50m

Based on EU travel numbers and a penetration rate of 15%, **the market potential for Travelan® is estimated at $50m****

$1.7b

Clostridioides difficile infections (CDIs) projected to grow to ~ $1.7 billion by 2026, according to GlobalData

Billion Dollar Market

Travelers diarrhea treatment market is large and growing at a CAGR of ~7%

Industry tailwinds

Travel picking up significantly following COVID lockdowns

Frequent Symptom

30% - 70% of travelers experience traveler's diarrhea***


ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
CLINICALLY PROVEN - OVER 90% PROTECTION

** IQVIA Consumer Health Category QuickView MAT Q1 2019*
*** IMC Company Report - Travelan Market Analysis 2019*
**** Centers for Disease Control and Prevention Yellow Book*

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THANK YOU ersonal use only

8 SCIENTIFIC REFERENCES Travelan® (IMM - 124E) Travelan® has been shown to reduce both the incidence and severity of ETEC - induced diarrhea in up to 90% of volunteers Scandinavian Journal of Gastroenterology, 46:7 - 8, 862 - 868, DOI: 10.3109/00365521.2011.574726 Travelan as a broad Spectrum anti - bacterial Immuron Limited, 29 April, 2011 Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler’s diarrhea US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019 Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018 Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017 Efficacy of hyperimmune bovine colostrum against shigellosis in rhesus macaque (Macaca mulatta), and bioactivity of HBC against common enteric pathogens Islam et al., 2020. Submitted to mSphere, American Society for Microbiology Bioactive Immune Components of Travelan® Clin Vaccine Immunol 24:e00186 - 16. https://doi.org/10.1128/CVI.00186 - 16 Hyperimmune bovine colostrum reduces gastrointestinal carriage of uropathogenic Escherichia coli Human Vaccines & Immunotherapeutics, 15:2, 508 - 513, DOI: 10.1080/21645515.2018.1528836 Administration of the Hyper - immune Bovine Colostrum Extract IMM - 124E Ameliorates Experimental Murine Colitis Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785 – 797, https://doi.org/10.1093/ecco - jcc/jjy213 IMM - 529 Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5 ersonal use only